UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number: 001-43383

IQM Quantum Computers Oyj

(Translation of registrant’s name into English)

Keilaranta 19

FI-02150 Espoo

Finland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 29, 2026, IQM Quantum Computers Oyj (the “Company”) issued, via stock exchange release (the “Release”) made with Nasdaq Helsinki Ltd. (“Nasdaq Helsinki”), notification and public disclosure regarding the subscription for Company shares under the Company’s first Employee Stock Option Plan (ESOP 1). The Release is attached hereto as Exhibit 99.1.

Exhibit No.	Description

99.1	Stock Exchange Release, dated July 29, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IQM QUANTUM COMPUTERS OYJ

Date: August 3, 2026	By:	/s/ Jan Goetz
		Name:	Jan Goetz
		Title:	Chief Executive Officer